Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the years ended April 30, 2024, and 2023

Independent Auditor's Report

To the Shareholders of Vizsla Silver Corp.:

Opinion

We have audited the consolidated financial statements of Vizsla Silver Corp. and its subsidiaries (the "Company"), which comprise the consolidated statements of financial position as at April 30, 2024 and April 30, 2023, and the consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the years then ended, and notes to the consolidated financial statements, including material accounting policy information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at April 30, 2024 and April 30, 2023, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with IFRS as issued by the International Accounting Standards Board ("IFRS").

Basis for Opinion

We conducted our audits in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audits of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Value Added Tax (VAT) Receivable

Key Audit Matter Description

We draw attention to Note 4 to the consolidated financial statements. As at April 30, 2024, the Company recognized a Mexican value-added tax receivable (IVA receivable). The Company makes a number of assumptions in assessing the recoverability of the IVA receivable which are subject to risk and uncertainty, including the timing and likelihood of receiving the refund from Mexican tax authorities. We considered this as a key audit matter given the significant judgment made by management in estimating the timing and likelihood of collecting the refund. This resulted in a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating the audit evidence related to managements estimates.

MNP LLP
2200 - 1021 West Hastings Street, Vancouver BC, V6E 0C3	1.877.688.8408 T: 604.685.8408 F: 604.685.8594

Audit Response

We responded to this matter by performing procedures in relation to the classification and recoverability of the IVA receivable. Our audit work in relation to this included, but was not restricted to, the following:

• Reviewed management's assessment on recoverability of the IVA receivable in Mexico and critically assessed areas where there was significant management judgment, including accounting estimates that are subject to a high degree of estimation uncertainty. This included validating the refund status against the Mexican tax authorities' website, obtaining management's assessment on recoverability, and evaluating the reasonableness of procedures in place to expedite the refund process;

• Performed a retrospective review of historical collection and the balances filed;

• Reviewed supporting documentation for VAT receivable incurred and amounts of refunds received during the year, and obtained correspondence between the Company and the Mexican tax authorities to understand the status of VAT receivable filed but not received; and

• Reviewed the adequacy of the disclosures in the consolidated financial statements, including disclosures related to significant judgments and estimates.

Other Information

Management is responsible for the other information. The other information comprises Management's Discussion and Analysis as well as the Annual Report on Form 40-F.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audits of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audits or otherwise appears to be materially misstated. We obtained Management's Discussion and Analysis and the Annual Report on Form 40-F prior to the date of this auditor's report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company's financial reporting process.

2200 - 1021 West Hastings Street, Vancouver, British Columbia, V6E 0C3 1.877.688.8408 T: 604.685.8408 F: 604.685.8594 MNP.ca

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

• Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

• Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

• Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.

• Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

• Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audits and significant audit findings, including any significant deficiencies in internal control that we identify during our audits.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

2200 - 1021 West Hastings Street, Vancouver, British Columbia, V6E 0C3 1.877.688.8408 T: 604.685.8408 F: 604.685.8594 MNP.ca

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor's report is Jian-Kun Xu.

Vancouver, Canada
1930 July 18, 2024	Chartered Professional Accountants

2200 - 1021 West Hastings Street, Vancouver, British Columbia, V6E 0C3 1.877.688.8408 T: 604.685.8408 F: 604.685.8594 MNP.ca

VIZSLA SILVER CORP.

Consolidated Statements of Financial Position

Expressed in Canadian dollars

As at	Note	April 30, 2024	April 30, 2023
		$	$
ASSETS
Current assets
Cash and cash equivalents	3	37,548,304	12,608,704
Short-term investments	3	-	40,115,000
Taxes receivable	4	15,463,595	17,498,525
Other receivables		527,432	783,490
Prepaid expenses		2,218,609	3,015,115
Deferred payment	7a	1,255,515	-
Total current assets		57,013,455	74,020,834

Non-current assets
Long-term prepaid expenses		22,729	168,792
Long-term taxes receivable	4	5,846,416	-
Property, plant, and equipment	5	588,444	384,728
Investment	6	605,394	1,297,098
Exploration and evaluation assets	7a	208,706,494	162,731,725
Total non-current assets		215,769,477	164,582,343
Total assets		272,782,932	238,603,177

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		2,527,373	6,175,346
Due to related party	8	1,148,600	280,505
Total liabilities		3,675,973	6,455,851

SHAREHOLDERS' EQUITY
Share capital	9	270,775,104	237,460,259
Shares to be issued	9g	882,830	-
Reserves		36,572,860	30,324,553
Accumulated other comprehensive gain		21,927,333	9,465,293
Deficit		(61,051,168)	(45,102,779)
Total shareholders' equity		269,106,959	232,147,326
Total liabilities and shareholders' equity		272,782,932	238,603,177

Note 1 - Nature and Continuance of Operations

Note 14 - Subsequent Events

They are signed on the Company's behalf by:

"Michael Konnert"	"Craig Parry"
Director, CEO	Director, Chairman

The accompanying notes are an integral part of these consolidated financial statements

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VIZSLA SILVER CORP.

Consolidated Statements of Loss and Comprehensive Loss

Expressed in Canadian dollars

		For the years ended
	Note	April 30, 2024	April 30, 2023
		$	$
General and administrative expenses
Amortization		328,976	269,186
Consulting fees		2,035,028	1,374,548
Directors fees	8	338,047	324,550
Foreign exchange (gain) / loss		487,069	(48,270)
Insurance		646,113	737,775
Management fees	8	787,500	650,000
Marketing		3,764,546	3,093,682
Office and miscellaneous	8	1,237,028	1,319,424
Professional fees		834,492	981,800
Share based compensation	9e, f	5,836,747	4,086,178
Transaction costs		164,696	-
Transfer agent and filing		335,260	642,133
Travel and promotion		94,143	560,405

		(16,889,645)	(13,991,411)
Other income / (loss)
Interest income		1,632,960	959,740
Revaluation loss on investment in equity instruments	6	(691,704)	(116,127)
Impairment loss	6	-	(443,930)
Net loss		(15,948,389)	(13,591,728)

Other comprehensive gain
Items that will be reclassified subsequently
Translation gain on foreign operations		12,462,040	9,833,704
Comprehensive loss		(3,486,349)	(3,758,024)
Basic and diluted loss per share		(0.08)	(0.08)

Weighted average number of common shares
Basic and diluted		212,050,953	172,201,698

The accompanying notes are an integral part of these consolidated financial statements

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VIZSLA SILVER CORP.

Consolidated Statements of Cash Flows

Expressed in Canadian dollars

For the years ended	Note	April 30, 2024	April 30, 2023
		$	$
Operating activities
Net loss for the year		(15,948,389)	(13,591,728)
Items not affecting cash:
Amortization	5	328,976	269,186
Share-based compensation	9	5,836,747	4,086,178
Revaluation loss on investment in equity instruments	6	691,704	116,127
Impairment loss	6	-	443,930

Changes in non-cash working capital items:
Accounts payable and accrued liabilities		(3,647,973)	1,217,407
Due to related parties	8	868,095	308,630
Taxes receivable	4	(3,811,486)	(4,387,748)
Other receivable		256,058	(442,573)
Prepaid expenses		942,569	(328,230)
Net cash flows used in operating activities		(14,483,699)	(12,308,821)

Investing activities
Purchase of exploration and evaluation assets	7a	-	(6,396,000)
Deferred payment of exploration and evaluation assets	7a	(1,255,515)	-
Exploration and evaluation expenditures	7a	(33,163,029)	(30,748,538)
Accounts payable related to exploration and evaluation assets		(272,492)	(5,169,327)
Purchase of equipment	5	(503,177)	(285,852)
Strategic investment expenditures		-	(500,000)
Redemption (Investment) of term deposits		40,115,000	(40,115,000)
Net cash flows provided by/(used) in investing activities		4,920,787	(83,214,717)

Financing activities
Cash proceeds of common shares issued net of issuance costs	9b	31,600,558	73,972,689
Issuance of common shares - warrants exercise	9d	1,042,597	386,221
Issuance of common shares - option exercise	9e	1,083,250	318,000
Net cash flows provided by financing activities		33,726,405	74,676,910
Effects of foreign exchange		776,107	2,973,063
Increase (Decrease) in cash and cash equivalents		24,939,600	(17,873,565)
Cash and cash equivalents, beginning of year		12,608,704	30,482,269
Cash and cash equivalents, end of year		37,548,304	12,608,704

Supplemental cash flow
Issuance of common shares for strategic investment		-	1,357,155
Share issuance costs - finders warrants	9d	742,418	2,546,766
Shares issued for RSUs	9f	330,858	-
Shares to be issued for E&E acquisition	9g	882,830	-

The accompanying notes are an integral part of these consolidated financial statements

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VIZSLA SILVER CORP.

Consolidated Statements of Changes in Equity

Expressed in Canadian dollars, except for number of shares

		Common shares
	Note	Number	Amount	Reserves	Share to be issued	Other comprehensive income (loss)	Deficit	Total
			$	$	$	$	$	$

Balance, April 30, 2022		154,875,802	163,972,960	23,691,609	-	(368,411)	(31,511,051)	155,785,107
Shares issued pursuant to private placement and prospectus	9b	51,091,050	79,539,232	-	-	-	-	79,539,232
Shares issued pursuant to strategic investment	9b	1,000,000	1,357,155	-	-	-	-	1,357,155
Shares issued pursuant to exercise of warrants and options	9b	971,477	704,221	-	-	-	-	704,221
Share issuance costs - cash	9b	-	(5,566,543)	-	-	-	-	(5,566,543)
Share issuance costs - finders warrants	9d	-	(2,546,766)	2,546,766	-	-	-	-
Stock based compensation - options	9e	-	-	3,846,411	-	-	-	3,846,411
Stock based compensation - RSUs	9f	-	-	239,767	-	-	-	239,767
Net loss and other comprehensive loss for the year		-	-	-	-	9,833,704	(13,591,728)	(3,758,024)

Balance, April 30, 2023		207,938,329	237,460,259	30,324,553	-	9,465,293	(45,102,779)	232,147,326
Shares issued pursuant to private placement and prospectus	9b	23,000,000	34,500,000	-	-	-	-	34,500,000
Shares to be issued pursuant to property acquisition	9g	-	-	-	882,830	-	-	882,830
Shares issued pursuant to exercise of warrants, options, and RSUs	9b	1,703,706	2,456,705	(330,858)	-	-	-	2,125,847
Share issuance costs - cash	9b	-	(2,899,442)	-	-	-	-	(2,899,442)
Share issuance costs - finders warrants	9d	-	(742,418)	742,418	-	-	-	-
Stock based compensation - options	9e	-	-	5,059,733	-	-	-	5,059,733
Stock based compensation - RSUs	9f	-	-	777,014	-	-	-	777,014
Net loss and other comprehensive loss for the year		-	-	-	-	12,462,040	(15,948,389)	(3,486,349)
Balance, April 30, 2024		232,642,035	270,775,104	36,572,860	882,830	21,927,333	(61,051,168)	269,106,959

The accompanying notes are an integral part of these consolidated financial statements

Page | 5

VIZSLA SILVER CORP.
Notes to Consolidated Financial Statements
For the years ended April 30, 2024, and 2023
Expressed in Canadian dollars

1. Nature and Continuance of Operations

The Company was incorporated on September 26, 2017, under the Business Corporations Act (British Columbia) under the name Vizsla Capital Corp. On March 8, 2018, the Company changed its name to Vizsla Resources Corp. On February 5, 2021, the Company changed its name to Vizsla Silver Corp. (the "Company", "Vizsla Silver"). It is trading on the venture exchange under the symbol VZLA. The Company's principal business activity is the exploration of mineral properties. The Company currently conducts substantially all its operations in Canada and Mexico in one business segment.

On January 21, 2022, Vizsla Silver Corp was listed on the NYSE American and commenced trading under the symbol "VZLA".

The head office and principal address of the Company is located at 595 Burrard Street, Suite 1723 Vancouver, BC V7X 1J1.

The Company has not yet determined whether its properties contain ore reserves. The recoverability of the amounts shown for mineral properties and exploration costs is dependent upon the existence of ore reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its properties, and future profitable production or proceeds from the disposal of properties.

These consolidated financial statements have been prepared using accounting principles applicable to a going concern which assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation.

The Company continues to experience risks associated with global inflation and volatility in foreign exchange rates. The Company continues to monitor each of these risks and will execute timely and appropriate measures as necessary. Further, near-term metal prices, exchange rates, discount rates, and other key assumptions used in the Company's accounting estimates are subject to greater uncertainty given the current economic environment. Changes in these assumptions could significantly impact the Company's accounting estimates.

Page | 6

VIZSLA SILVER CORP.
Notes to Consolidated Financial Statements
For the years ended April 30, 2024, and 2023
Expressed in Canadian dollars

2. Material Accounting Policies and Basis of Presentation

The consolidated financial statements have been prepared in accordance with the International Financial Reporting Standard ("IFRS") issued by the International Accounting Standards Board ("IASB") and Interpretations of the International Financial Reporting Interpretations Committee ("IFRIC").

These consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments measured at their fair value as explained in the accounting policies below.

In addition, these consolidated financial statements have been prepared using the accrual basis of accounting other than the consolidated statements of cash flows. The consolidated financial statements were approved by the Board of Directors of the Company on July 18, 2024.

a) Basis of Consolidation

The principal subsidiaries of the Company, which are accounted for under the consolidation method, are as follows:

Entity	Principal activities	Country of incorporation and operation	Ownership interest as at April 30, 2024	Ownership interest as at April 30, 2023
Canam Alpine Ventures Ltd.	Holding Co	Canada	100%	100%

Minera Canam S.A. DE C.V.	Exploring evaluating mineral properties	Mexico	100%	100%

Operaciones Canam Alpine S.A. DE C.V.	Exploring evaluating mineral properties	Mexico	100%	100%

Panuco Royalty Corp. (formerly Vizsla Royalty Corp., Vizsla Copper Corp., and 1283303 B.C. Ltd.)	Royalty Company	Canada	100%	100%

Canam Royalties Mexico, S.A. de C.V.	Royalty Company	Mexico	100%	100%

Vizsla Royalties Corp.	Royalty Company	Canada	100%	N/A

Subsidiaries are all entities (including structured entities) over which the group has control. The group controls an entity when the group is exposed to or has rights to, variable returns from its involvement with the entity and can affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are deconsolidated from the date that control ceases. All significant intercompany transactions and balances have been eliminated.

On October 13, 2023, Vizsla Royalty Corp.'s name was changed to Panuco Royalty Corp., and Vizsla Royalties Corp. was incorporated. Vizsla Royalties Corp. became the Company's wholly-owned subsidiary, and Panuco Royalty Corp. became its wholly-owned subsidiary.

Page | 7

VIZSLA SILVER CORP.
Notes to Consolidated Financial Statements
For the years ended April 30, 2024, and 2023
Expressed in Canadian dollars

2. Material Accounting Policies and Basis of Presentation (continued)

b) Material Accounting Policies

Foreign Currency Translation

i) Functional and Presentation Currency

Items included in the financial statements of each consolidated entity in Vizsla Silver Corp.'s group are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The functional currency of the Company and its Canadian subsidiaries is Canadian dollars ("CAD"), the functional currency of the Company's Mexican subsidiaries is Mexican Peso ("MXD"). The consolidated financial statements are presented in CAD, which is the Company's presentation currency.

For the purpose of presenting these consolidated financial statements, entities that have a functional currency different from the presentation currency ("foreign operations") are translated into CAD as follows:

- Assets and liabilities: at the closing rate at the date of the statement of financial position; and

- Income and expenses: at the average rate for the period (as this is considered a reasonable approximation of actual rates prevailing at the transaction dates).

Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity. When an entity disposes of its entire interest in a foreign operation, or loses control, or significant influence over a foreign operation, the foreign currency gains or losses accumulated in other comprehensive income related to the foreign operation are recognized in profit or loss. If an entity disposes part of an interest in a foreign operation which remains a subsidiary, a proportionate amount of foreign currency gains or losses accumulated in other comprehensive income related to the subsidiary is reallocated between controlling and non-controlling interests.

ii) Transactions and Balances

In preparing the financial statements of each individual Vizsla Silver Corp. entity and subsidiary, transactions in currencies other than the entity's functional currency ("foreign currency") are recognized at the rates of exchange prevailing at the date of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences on monetary items are recognized in profit or loss in the period in which they arise except for the exchange differences on monetary items receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur (therefore forming part of the net investment in the foreign operation), which are recognized initially in other comprehensive income and reclassified from equity to profit or loss on repayment of the monetary items.

Page | 8

VIZSLA SILVER CORP.
Notes to Consolidated Financial Statements
For the years ended April 30, 2024, and 2023
Expressed in Canadian dollars

2. Material Accounting Policies and Basis of Presentation (continued)

b) Material Accounting Policies (continued)

Cash and cash equivalents

Cash consists of cash on hand, deposits in banks with no restrictions, and highly liquid savings accounts. Cash equivalents include other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. The Company's cash and cash equivalents are invested with major financial institutions in business accounts.

Short-term investments

Short-term investments consist of term deposits with original maturities of more than three months to a year and which are subject to an insignificant risk of changes in value. The Company's term deposits are with major financial institutions.

Property, plant, and equipment

Property, plant, and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost can be measured reliably.

The major categories of property, plant, and equipment are depreciated on a straight-line basis as follows:

Mining Equipment	30%
Office Equipment	30%
Computer Equipment	30%
Office improvements	2 years
Computer software	1 year

Impairment losses are included as part of other gains and losses on the consolidated statements of loss and comprehensive loss.

Exploration and evaluation assets

The Company is in the exploration stage with respect to its investment in mineral interests. Accordingly, once a license to explore an area has been secured, the Company follows the practice of capitalizing all costs relating to the acquisition of, exploration for, and development of exploration and evaluation assets. Such costs include but are not limited to, geological and geophysical studies, exploratory drilling, and sampling. When commercial production commences, these costs will be charged to operations on a unit-of-production method based on proven and probable resources. The aggregate costs, related to abandoned exploration and evaluation assets are charged to operations at the time of any abandonment or when it has been determined that there is evidence of a permanent impairment.

Page | 9

VIZSLA SILVER CORP.
Notes to Consolidated Financial Statements
For the years ended April 30, 2024, and 2023
Expressed in Canadian dollars

2. Material Accounting Policies and Basis of Presentation (continued)

b) Material Accounting Policies (continued)

Provision for restoration and rehabilitation

A provision for restoration and rehabilitation is recognized when there is a present legal or constructive obligation because of exploration and development activities undertaken; it is more likely than not that an outflow of economic benefits will be required to settle the obligation and the amount of the provision can be measured reliably. The estimated future obligation includes the cost of removing facilities, abandoning sites, and restoring the affected areas. The provision for future restoration costs is the best estimate of the present value of the expenditure required to settle the restoration obligation at the reporting date. The estimated cost is capitalized into the cost of the related asset and amortized on the same basis as the related assets. If the estimated cost does not relate to an asset, it is charged to earnings in the period in which the event giving raises to the liability occurs.

As at April 30, 2024, and 2023, the Company did not have any provision for restoration and rehabilitation.

Related party transactions

Parties are related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control, related parties may be individuals or corporate entities. A transaction is a related party transaction when there is a transfer of resources or obligations between related parties.

Share capital

Common shares are classified as equity. Transaction costs directly attributable to the issue of common shares and share purchase warrants are recognized as a deduction from equity, net of any tax effects.

Share issue costs

Professional, consulting, regulatory and other costs directly attributable to equity financing transactions are recorded as share issue costs when the financing transactions are completed if the completion of the transaction is considered likely. Otherwise, they are expensed as incurred. Share issue costs are charged to share capital when the related shares are issued. Deferred share issue costs related to financing transactions that are not completed are charged to expenses.

Warrants

Proceeds from issuances by the Company of units consisting of shares and warrants are allocated based on the residual method, whereby the carrying amount of the warrants is determined based on any difference between gross proceeds and the estimated fair market value of the shares. If the proceeds from the offering are less than or equal to the estimated fair market value of shares issued, a nil carrying amount is assigned to the warrants.

Page | 10

VIZSLA SILVER CORP.
Notes to Consolidated Financial Statements
For the years ended April 30, 2024, and 2023
Expressed in Canadian dollars

2. Material Accounting Policies and Basis of Presentation (continued)

b) Material Accounting Policies (continued)

Share-based payments

The Company grants share-based compensation to directors, officers, employees and service providers. Each tranche in an award is considered a separate award with its own vesting period. The Company applies the fair value method of accounting for share-based payments and the fair value is calculated using the Black-Scholes option pricing model.

Share-based payments for employees and others providing similar services are determined based on the grant date fair value. Share-based payments for non-employees are determined based on the fair value of the goods/services received or fair value of the share-based payment measured at the date on which the Company obtains such goods/services. Compensation expense is recognized over each tranche's vesting period, in earnings or capitalized as appropriate, based on the number of awards expected to vest.

The Company estimates a forfeiture rate based on historical data and expectations of future forfeitures. The forfeiture rate is reviewed and adjusted, if necessary, at each reporting date. The impact of any changes to the forfeiture rate is recognized in the statement of loss and comprehensive loss with a corresponding adjustment to equity.

Income taxes

Income tax expense comprises current and deferred tax. Income tax is recognized in the statement of loss and comprehensive loss except to the extent it relates to items recognized directly in equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is recognized using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized on the initial recognition of assets or liabilities in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor taxable profit (tax loss);  and does not give rise to equal taxable and deductible temporary differences. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis, or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Page | 11

VIZSLA SILVER CORP.
Notes to Consolidated Financial Statements
For the years ended April 30, 2024, and 2023
Expressed in Canadian dollars

2. Material Accounting Policies and Basis of Presentation (continued)

b) Material Accounting Policies (continued)

Earnings (Loss) per share

Basic earnings per share are computed using the weighted average number of common shares outstanding during the year. Diluted earnings per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury stock method. If the Company incurs net losses in a fiscal year, basic and diluted losses per share are the same.

Financial Instruments

Financial assets

The Company classifies its financial assets in the following categories:

- Fair value through profit or loss (FVTPL)

- Fair value through other comprehensive income (FVTOCI)

- Amortized cost

The determination of the classification of financial assets is made at initial recognition. The Company's accounting policy for each of the categories is as follows:

Financial assets at FVTPL

Financial assets carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the consolidated statements of loss and comprehensive loss. Realized and unrealized gains and losses arising from changes in the fair value of financial assets held at FVTPL are included in the consolidated statements of loss and comprehensive loss.

Financial assets at FVTOCI

Financial assets carried at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently, they are measured at fair value, with gains and losses arising from changes in fair value recognized in other comprehensive losses.

Financial assets at amortized cost

A financial asset is measured at amortized cost if the objective is to hold the financial asset for the collection on contractual cash flows and the asset's contractual cash flows are comprised solely of payments of principal and interest. The financial asset is classified as current or non-current based on its maturity date and is initially recognized at fair value and subsequently carried at amortized cost less any impairment. The Company classifies cash and due from related parties, other receivables and loan receivables in this category.

Impairment of financial assets at amortized cost

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost.

Page | 12

VIZSLA SILVER CORP.
Notes to Consolidated Financial Statements
For the years ended April 30, 2024, and 2023
Expressed in Canadian dollars

2. Material Accounting Policies and Basis of Presentation (continued)

b) Material Accounting Policies (continued)

Financial Instruments (continued)

Financial liabilities

The Company classifies its financial liabilities into one of two categories, depending on the purpose for which the liability was incurred. The Company's accounting policy for each category is as follows:

Financial liabilities at FVTPL

This category comprises derivatives or liabilities acquired or incurred principally for the purpose of selling or repurchasing in the near term. They are carried in the statement of financial position at fair value with changes in fair value recognized in the statements of loss and comprehensive loss.

Other financial liabilities

This category includes accounts payable and accrued liabilities and due to related parties, which are recognized at amortized cost using the effective interest method.

The effective interest method calculates the amortized cost of a financial liability and allocates interest expense over the corresponding period. The effective interest rate is the rate that discounts estimated future cash receipts over the expected life of the financial liability, or, where appropriate, a shorter period. Transaction costs in respect of financial liabilities at fair value through profit or loss are recognized in the statements of operations and comprehensive loss immediately while transaction costs associated with other financial liabilities are included in the initial measurement of the financial liability.

The financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Company neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset. Financial liabilities are derecognized when its contractual obligations are discharged, cancelled or expire. The Company also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

Page | 13

VIZSLA SILVER CORP.
Notes to Consolidated Financial Statements
For the years ended April 30, 2024, and 2023
Expressed in Canadian dollars

2. Material Accounting Policies and Basis of Presentation (continued)

b) Material Accounting Policies (continued)

Intangible Assets

Intangible assets acquired separately are measured on initial recognition at cost. Following initial recognition, intangible assets are carried at cost less accumulated amortization and any accumulated impairment losses.

Intangible assets with a finite useful life are amortized on a straight-line basis over their useful lives. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year-end. Any changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates.

Accounting standards issued but not yet adopted

The new standards or amendments issued but not yet effective are either not applicable or not expected to have a significant impact on the Company's consolidated financial statements.

Accounting pronouncements

Adoption of New Accounting Standards

The new standards, or amendments to standards and interpretations that were adopted by the Company, effective May 1, 2023, are as follows:

Disclosure of Accounting Policies (Amendments to IAS 1)

The IASB has issued amendments to IAS 1 Presentation of Financial Statements which require entities to disclose their "material" accounting policy information rather than their "significant" accounting policies. The amendments explain that accounting policy information is material if omitting, misstating; or obscuring that information could reasonably be expected to influence decisions that the primary users of the financial statements make on, the basis of, those financial statements. The amendments also clarify that accounting policy information may be material because of its nature, even if the related amounts are immaterial.

This amendment is effective for annual periods beginning on or after May 1, 2023. The adoption of this amendment did not have a material impact on the Company's consolidated financial statements.

Definition of Accounting Estimates (Amendments to IAS 8)

The IASB has issued amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors which introduce a definition of accounting estimates and provide other clarifications to help entities distinguish accounting policies from accounting estimates. Under the amendments, accounting estimates are defined as "monetary amounts in financial statements that are subject to measurement uncertainty". The amendments also emphasize that a change in an accounting estimate that results from new information or new developments is not an error correction and that changes in an input or a measurement technique used to develop an accounting estimate are considered changes in accounting estimates if those changes in an input or measurement technique are not the result of an error correction.

This amendment is effective for annual periods beginning on or after May 1, 2023. The adoption of this amendment did not have a material impact on the Company's consolidated financial statements.

Page | 14

VIZSLA SILVER CORP.
Notes to Consolidated Financial Statements
For the years ended April 30, 2024, and 2023
Expressed in Canadian dollars

2. Material Accounting Policies and Basis of Presentation (continued)

b) Material Accounting Policies (continued)

Significant accounting judgments and estimates

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates, and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses, and related disclosure. Estimates and assumptions are continuously evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Judgment is used mainly in determining how a balance or transaction should be recognized in the financial statements. Estimates and assumptions are used mainly in determining the measurement of recognized transactions and balances. Actual results may differ from these estimates.

Significant areas where management's judgment has been applied include:

- Impairment of exploration and evaluation assets (E&E assets)

In accordance with the Company's accounting policy, the Company's E&E assets are evaluated every reporting period to determine whether there are any indications of impairment. If any such indication exists, which is often judgmental, a formal estimate of recoverable amount is performed, and an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount of an asset or cash generating group of assets is measured at the higher of fair value less costs to sell and value in use.

The evaluation of asset carrying values for indications of impairment includes consideration of both external and internal sources of information, including such factors as market and economic conditions, metal prices, future plans for the Company's mineral properties and mineral resources and/or reserve estimates.

Management has assessed for impairment indicators for the Company's E&E assets and has concluded that no indicators of impairment were identified as at April 30, 2024, and April 30, 2023, and the Company plans to continue with its objective of developing Panuco - Copala Property.

- Going concern basis of preparation

The financial statements have been prepared on a going concern basis, which assumes that the Company will continue to operate for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

Page | 15

VIZSLA SILVER CORP.
Notes to Consolidated Financial Statements
For the years ended April 30, 2024, and 2023
Expressed in Canadian dollars

2. Material Accounting Policies and Basis of Presentation (continued)

b) Material Accounting Policies (continued)

Significant Accounting Judgments and Estimates (continued)

Significant areas requiring the use of management estimates and assumptions include:

- Fair value calculation of share-based payments

The fair value of share-based payments in relation to the warrants and options granted is calculated using a Black Scholes option pricing model. There are several estimates used in the calculation such as the expected option life, rate of forfeiture of options granted, risk-free interest rate used and the future price volatility of the underlying security which can vary from actual future events. The factors applied in the calculation are management's best estimates based on industry averages and future forecasts.

- Assessing whether deferred tax assets and liabilities are recognized in accordance with IAS 12, Income taxes.

Provisions for income taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date, an additional liability could result from audits by taxing authorities. Where the outcome of these tax-related matters is different from the amounts that were originally recorded, such differences will affect the tax provisions in the period in which such determination is made.

- Tax receivables

Value-added tax ("VAT") receivable is collectible from the government of Mexico. The collection of VAT is subject to risk due to the complex application and collection process and therefore, risk related to the collectability and timing of payment from the Mexican government. The Company uses its best estimates based on the facts known at the time and its experience to determine its best estimate of the collectability and timing of these recoveries. Changes in the assumptions regarding collectability and the timing of collection could impact the valuation and classification of VAT receivable.

3. Cash and Cash Equivalents and Short-term Investments

Cash and cash equivalents of $37,548,304 (April 30, 2023 - $12,608,704) included $30,000,000 in term deposits that are cashable within one to two months (April 30, 2023: $6,789,000 (US$5,000,000)). The term deposits earn interest at 5.24%-5.33% (April 30, 2023: 5.30%).

Short-term investments include $nil (April 30, 2023 - $40,115,000) of term deposits with maturities of more than 90 days (April 30, 2023 - term deposits earning interest at 5.18% to 5.24%).

At April 30, 2024, the Company had 441,705 Mexican pesos (April 30, 2023 - 6,877,311 pesos) and $2,226,985 US dollars (April 30, 2023- $7,797,176 US dollars).

Page | 16

VIZSLA SILVER CORP.
Notes to Consolidated Financial Statements
For the years ended April 30, 2024, and 2023
Expressed in Canadian dollars

4. Taxes Receivable

Taxes receivables consist of amounts due from tax authorities and are classified into current and non-current portions based on the expected timing of recovery.

Current taxes receivables

The current portion of taxes receivable represents amounts expected to be recovered within the next twelve months.

As at April 30, 2024, the current taxes receivable are as follows:

	April 30, 2024	April 30, 2023
	$	$
Goods and Service Tax (GST) recoverable	108,542	84,648
Mexican Value Added Tax (IVA) recoverable - current	15,355,053	17,413,877
Total current taxes receivable	15,463,595	17,498,525

*Mexican IVA is net of provision of $472,397 (5,868,290 Mexican pesos ("MXN")) (April 30, 2023 - $442,656 (MXN 5,868,290)).

Non-current taxes receivables

The non-current portion of taxes receivable represents amounts expected to be recovered after more than twelve months from the reporting date.

As at April 30, 2024, the non-current taxes receivable are as follows:

	April 30, 2024	April 30, 2023
	$	$
Mexican Value Added Tax (IVA) recoverable - long-term	5,846,416	-
Total non-current taxes receivable	5,846,416	-

Page | 17

VIZSLA SILVER CORP.
Notes to Consolidated Financial Statements
For the years ended April 30, 2024, and 2023
Expressed in Canadian dollars

5. Property, Plant and Equipment

	Computer equipment	Computer software	Office equipment	Mining equipment	Office improvements	Total
Cost	$	$	$	$	$	$
Balance - April 30, 2022	39,916	-	39,873	144,598	185,411	409,798
Additions	29,326	55,212	8,565	165,637	27,112	285,852
Disposal	-	-	-	-	-	-
Effect of change in exchange rate	9,992	-	9,005	45,279	40,673	104,949
Balance - April 30, 2023	79,234	55,212	57,443	355,514	253,196	800,599
Additions	7,197	37,003	69,579	389,398	-	503,177
Disposal	-	-	-	-	-	-
Effect of change in exchange rate	4,909	-	4,860	32,128	17,012	58,909
Balance - April 30, 2024	91,340	92,215	131,882	777,040	270,208	1,362,685

Accumulated Amortization
Balance - April 30, 2022	15,005	-	8,121	53,299	28,507	104,932
Amortization	17,537	55,212	28,896	61,741	105,800	269,186
Disposal	-	-	-	-	-	-
Effect of change in exchange rate	3,480	-	5,343	13,613	19,317	41,753
Balance - April 30, 2023	36,022	55,212	42,360	128,653	153,624	415,871
Amortization	20,808	37,003	82,016	85,565	103,584	328,976
Disposal	-	-	-	-	-	-
Effect of change in exchange rate	2,353	-	4,936	9,145	12,960	29,394
Balance - April 30, 2024	59,183	92,215	129,312	223,363	270,168	774,241

Carrying amounts
As at April 30, 2023	43,212	-	15,083	226,861	99,572	384,728
As at April 30, 2024	32,157	-	2,570	553,677	40	588,444

Page | 18

VIZSLA SILVER CORP.
Notes to Consolidated Financial Statements
For the years ended April 30, 2024, and 2023
Expressed in Canadian dollars

6. Strategic Investment in Prismo Metals Inc. and Intangible Asset

On December 16, 2022, the Company entered a strategic investment with Prismo Metals Inc. ("Prismo"). Prismo is trading on the Canadian Securities Exchange under the symbol "PRIZ". The Company finalized its strategic investment in Prismo on January 6, 2023 ("Closing Date").

Pursuant to the strategic investment, the Company acquired (i) a right of first refusal ("ROFR") to purchase the Palos Verdes project from Prismo, which will remain valid until January 6, 2027, four years from the Closing Date, and (ii) 4,000,000 units of Prismo ("Prismo Units").

ROFR in this context refer to the obligation of Prismo to notify the Company of any written offers received from third parties to purchase any portion of the Palos Verdes Properties (referred to as the "Offered Interest"). The Company reserves the right to purchase the Offered Interest at the same price and under the same conditions within a 45-day window. If the Company declines or fails to respond, Prismo is permitted to sell to the third party after laps of 90 days, and the Company's rights expire after four years, unless its percentage of ownership is below 8%. The Company's ROFR persists through any changes of control of Prismo.

The Company acquired 4,000,000 Prismo Units, each Prismo Unit consists of one common share of Prismo (a "Prismo Share") and one-half of one common share purchase warrant (a "Prismo Warrant"). Each Prismo Warrant entitles the Company to purchase one additional Prismo Share for a period of two years from the closing date at a price of $0.75. The Prismo shares are subject to a statutory hold period of four months and one day, and a voluntary escrow period of 24 months with 25% of the securities released every six months. The Prismo Units were fair valued at $1,413,225.

The valuation of Prismo shares follows a level 2 fair value measurement. The share price is derived from the market price on the Closing Date of $0.48, with consideration for the lack of marketability. The DLOM rate used is provided below.

The consideration for the strategic investment consisted of a cash payment of $500,000 (paid) and 1,000,000 common shares of the Company. The consideration shares are subject to a statutory hold period of four months and one day, and a voluntary escrow period of 24 months with 25% of the securities released every six months. The shares were fair valued at $1,357,155.

The fair value of Vizsla shares is determined using a level 2 fair value measurement. The share price is based on the market price on the Closing Date of $1.62, after factoring in the lack of marketability. The applicable DLOM rate is provided below.

As at Jan 6, 2023	DLOM
Date	Vizsla	Prismo
06-Jul-23	10.6%	21.3%
06-Jan-24	15.9%	28.1%
06-Jul-24	18.0%	30.1%
06-Jan-25	20.4%	31.4%

Page | 19

VIZSLA SILVER CORP.
Notes to Consolidated Financial Statements
For the years ended April 30, 2024, and 2023
Expressed in Canadian dollars

6. Strategic Investment in Prismo Metals Inc. and Intangible Asset (continued)

An intangible asset with a fair value of $443,930 was recognized for the difference between the fair value of the Prismo Units and Vizsla shares, as well as the cash paid as consideration. Due to the lack of evidence of future economic benefits, the Company wrote off the intangible asset as impairment loss in the year ended April 30, 2023. The continuity of the intangible asset is below:

	Right of first refusal	Total
Cost	$	$
Balance - April 30, 2022	-	-
Additions	443,930	443,930
Write off as impairment loss	(443,930)	(443,930)
Balance - April 30, 2023, and April 30, 2024	-	-

In connection with the strategic investment, Prismo and the Company have agreed to form a technical committee to pursue district-scale exploration of the Panuco silver-gold district.

Immediately prior to the closing of the strategic investment, the Company did not beneficially own, directly or indirectly, or exercise control or direction over, any Prismo Shares or any securities convertible into or exercisable for Prismo Shares. Immediately following the closing of the strategic investment, the Company owns 4,000,000 Prismo Shares and 2,000,000 Prismo Warrants, representing 10.08% of the issued and outstanding Prismo Shares on a non-diluted basis and 14.4% of the Prismo Shares on a partially diluted basis. As of April 30, 2024, 2 million Prismo shares have been released from the voluntary hold.

As the Company has no common management or directors, it does not have significant influence. As such, the Prismo Units have been recognised as investment and measured at fair value through profit or loss. The change in the fair value during the year ended April 30, 2024, was $691,704 (April 30, 2023: $116,127) and recorded in other loss. The continuity schedule of the investment is below:

Strategic Investment
$
Balance - April 30, 2022	-
Additions	1,413,225
Gain (loss) from fair value adjustment	(116,127)
Fair value - April 30, 2023	1,297,098
Gain (loss) from fair value adjustment	(691,704)
Fair value - April 30, 2024	605,394

Page | 20

VIZSLA SILVER CORP.
Notes to Consolidated Financial Statements
For the years ended April 30, 2024, and 2023
Expressed in Canadian dollars

6. Strategic Investment in Prismo Metals Inc. and Intangible Asset (continued)

Prismo shares are fair valued using the discount for lack of marketability ("DLOM") method. DLOM is based on the risk arising from the restricted holding period and voluntary escrow. The valuation of Prismo shares follows a level 2 fair value measurement. The share price is derived from the market price on the period-end date, April 30, 2024, of $0.145 (April 30, 2023: $0.335), with consideration for the lack of marketability. The DLOM rate used is provided below:

	April 30, 2024	April 30, 2023
Date	DLOM	DLOM
06-Jul-23	Issued	8.90%
06-Jan-24	Issued	22.10%
06-Jul-24	10.87%	27.50%
06-Jan-25	19.90%	30.00%

The fair value of the Prismo warrants granted was calculated as of the year-end date using the Black-Scholes option pricing model with the following assumptions:

	April 30, 2024	April 30, 2023
Risk Free Interest Rate	4.45%	3.78%
Expected Dividend Yield	Nil	Nil
Expected Volatility	113.64%	115.74%
Expected Term in Years	0.69 years	1.69 years

Page | 21

VIZSLA SILVER CORP.
Notes to Consolidated Financial Statements
For the years ended April 30, 2024, and 2023
Expressed in Canadian dollars

7. Exploration and Evaluation Assets

a) Canam Alpine Ventures Ltd. - Panuco-Copala Property

On November 5, 2019, pursuant to a definitive share exchange agreement (the "Agreement") dated September 13, 2019, the Company acquired all of the issued and outstanding common shares of Canam Alpine Ventures Ltd.("Canam"), a private British Columbia company. Canam owns two subsidiaries in Mexico, Minera Canam S.A. DE C.V. and Operaciones Canam Alpine S.A. DE C.V. According to the Agreement, the Company agreed to pay the consideration of $45,000 cash and issue 6,000,000 common shares (issued) and 12,000,000 Milestone Shares on the occurrence of milestone events as follows:

- Milestone event 1:  Upon exercise of any defined options by Canam, the Company will issue 6,500,000 common shares (issued);

- Milestone event 2:   Upon definition of a resource greater than 200,000 gold equivalent ounces, the Company will issue 5,500,000 common shares (issued).

In addition, the Company issued 250,000 common shares at the closing of the transaction and agreed to issue an additional 250,000 common shares on each occurrence of Milestone event 1 and 2 for a total of 750,000 common shares as finders' fees. The Company recorded $296,250 and $12,344 as contingent consideration in relation to the two milestone events and related finder's fees, respectively, which represented its fair value at the date of acquisition and was classified as shares to be issued, representing the fair value at the date of acquisition of the fixed number of shares that are required to be issued based on the milestones. The contingent consideration will not be remeasured, and settlement is accounted for in equity. As of April 30, 2022, the milestones have occurred, and the shares have been issued. As a result, the full $308,595 of contingent consideration has been reversed.

On August 8, 2019, Canam entered into an option agreement with Minera Rio Panuco S.A. de C.V. ("Panuco") whereby the Company can earn a 100% interest in certain concessions and assets by spending USD$2,000,000 in exploration by the second-anniversary date of the agreement and paying a cumulative of USD$23,000,000. The option agreement was amended on May 6, 2020, to extend the schedule of Canam's payment and investment obligations for an additional one year and the Company paid USD$80,000 for the extension.

On September 9, 2019, Canam entered into an option agreement with Silverstone Resources S.A. de C.V. ("Copala") whereby the Company can earn a 100% interest in certain concessions and assets by spending USD$1,423,000 in exploration by the second-anniversary date of the agreement and paying a cumulative of USD$20,000,000. Certain claims of Copala are subject to a 3.0% net smelter royalty ("NSR") which can be brought down to 1.5% for 10% of the purchase price of those mining concessions.

On July 21, 2021, the Company signed a binding amending agreement (the "Panuco Amending Agreement") with Panuco and has executed a binding option exercise notice ("Copala Exercise Notice") with Copala, which together will constitute the acceleration and exercise of the Company's option to acquire 100% of the Panuco-Copala silver gold district ("Panuco District" or the "Project").

Under the Amending Agreement, Vizsla/Canam and Panuco have agreed to amend the terms of the original Panuco option agreement in order to accelerate the Company's exercise of its option on the Panuco property (the "Panuco Property"). Upon closing of the transactions contemplated by the Panuco Amending Agreement, Vizsla will acquire a 100% ownership interest in the Panuco Property (comprising 43 mining concessions with a combined surface area of 3,839 Ha) and the "El Coco" mill (the "Mill") in consideration for:

Page | 22

VIZSLA SILVER CORP.
Notes to Consolidated Financial Statements
For the years ended April 30, 2024, and 2023
Expressed in Canadian dollars

7. Exploration and Evaluation Assets (continued)

a)   Canam Alpine Ventures Ltd. - Panuco-Copala Property (continued)

•	A cash payment of US$4,250,000 (paid) to Panuco upon signing of the Amending Agreement;
•
The issuance to Panuco of 6,245,902 common shares of Vizsla priced at $2.44 per share (for a total value of US$12,000,000) upon the completion of the transfer of the Panuco Property on or before August 10, 2021 (issued); and

•
A cash payment of US$6,100,000: US$250,000 was paid on August 19, 2021; US$850,000 was paid on February 1, 2022, for the mineral claims around the Coco mill. On May 6th, 2022, following the refurbishment and transfer of ownership of the mill, US$5,000,000 was paid.

The mineral concessions comprising the Panuco Property include the Napoleon vein corridor, which has seen the majority of Vizsla's exploration and are unencumbered by royalties.

Under the Copala Exercise Notice, Vizsla and Copala have agreed to amend the terms of the original Copala option agreement in order to accelerate the Company's exercise of its option on the Copala property (the "Copala Property"). A definitive agreement was signed on July 20, 2021 (the "Copala Amending Agreement" and, together with the Panuco Amending Agreement, the "Amending Agreements"). Upon closing of the transactions contemplated by the Copala Amending Agreement, Vizsla will acquire a 100% ownership interest in the Copala Property (comprising 64 mining concessions with a combined surface area of 5,547 Ha) in consideration for:

•	A cash payment of US$9,500,000 payable to Copala upon the completion of the transfer of the Copala Property on or before August 3, 2021 (paid); and
•	The issuance to Copala of 4,944,672 common shares of Vizsla priced at $2.44 per share upon the completion of the transfer of the Copala Property (issued).

Page | 23

VIZSLA SILVER CORP.
Notes to Consolidated Financial Statements
For the years ended April 30, 2024, and 2023
Expressed in Canadian dollars

7. Exploration and Evaluation Assets (continued)

a)   Canam Alpine Ventures Ltd. - Panuco-Copala Property (continued)

 Costs related to the properties can be summarized as follows:

	Balance April 30, 2022	Additions	Balance April 30, 2023	Additions		Balance April 30, 2024
Acquisition costs
Cash	$19,744,301	$6,396,000	$26,140,301	$-		$26,140,301
Effective settlement of loans receivables	1,190,024	-	1,190,024	-		1,190,024
Shares	58,146,988	-	58,146,988	882,830	*	59,029,818
Subtotal	$79,081,313	$6,396,000	$85,477,313	$882,830		$86,360,143

	Balance April 30, 2022	Additions	Balance April 30, 2023	Additions		Balance April 30, 2024
Exploration costs
Analysis	$5,166,595	$3,135,842	$8,302,436	3,069,729		$11,372,165
Depreciation	23,951	53,711	77,662	94,996		172,658
Drilling	20,936,016	14,672,917	35,608,933	12,867,027		48,475,960
Ejido rights	421,243	-	421,243	-		421,243
Engineering consulting	671,537	512,516	1,184,053	47,252		1,231,305
Equipment	1,306,386	1,094,354	2,400,740	1,590,199		3,990,939
Field cost	4,342,210	1,711,210	6,053,420	2,754,630		8,808,050
Geological consulting	4,203,068	3,930,707	8,133,775	5,571,329		13,705,104
Geophysical survey	-	158,542	158,542	3,693		162,235
Geotech	-	-	-	182,599		182,599
GIS management	-	203,054	203,054	164,414		367,468
Land and reclamation fees	-	-	-	20,727		20,727
Maintenance	396,939	452,923	849,862	811,532		1,661,394
Metallurgical testing	-	-	-	134,005		134,005
Other consulting	-	-	-	42,760		42,760
Project development	-	-	-	5,391,840		5,608,277
Rent of land	239,695	146,953	386,648	-		386,648
Special project	-	-	-	43,408		43,408
Travel and miscellaneous	2,375,661	4,675,810	7,051,471	645,381		7,696,852
Subtotal	$40,083,301	$30,748,538	$70,831,839	$33,435,521		$104,267,360

	$119,164,614	$37,144,538	$156,309,152	$34,318,351		$190,627,503

Effect of change in exchange rate	(374,872)	6,797,445	6,422,573	11,656,418		18,078,991

Total	$118,789,742	$43,941,983	$162,731,725	$45,974,769		$208,706,494

* Shares addition during the year ended April 30, 2024, is related to the acquisition of El Richard – San Enrique claims.

Page | 24

VIZSLA SILVER CORP.
Notes to Consolidated Financial Statements
For the years ended April 30, 2024, and 2023
Expressed in Canadian dollars

7. Exploration and EvaluationAssets (continued)

a)  Canam Alpine Ventures Ltd. - Panuco-Copala Property (continued)

The Company created a 100% owned subsidiary, Canam Royalties Mexico, S.A. de C.V. ("Canam Royalties") through Vizsla Royalty Corp., which is 100% owned by the Company. On February 23, 2022, Vizsla transferred 2% NSR on certain concessions and 0.5% NSR on certain concessions to Canam Royalties. On November 16, 2022, and January 30, 2023, Vizsla transferred 2% NSR on certain concessions to Canam Royalties. On Oct 13, 2023, Vizsla Royalty Corp.'s name was changed to Panuco Royalty Corp., and Vizsla Royalties Corp. was incorporated. Vizsla Royalties Corp. became a wholly owned subsidiary of the Company, and Panuco Royalty Corp. became its wholly owned subsidiary. There is no impact to the Company's consolidated Financial Statements and Consolidated Financial Statements.

On June 24, 2024, the Company completed the arrangement agreement to spin out Vizsla Royalties Corp. to shareholders under the Business Corporations Act (British Columbia) (Note 14).

Acquisition of El Richard - San Enrique claims

The Company entered into an asset purchase agreement (the "APA") dated March 5, 2024, with Inca Azteca Gold S.A.P.I. de C.V. ("Inca Azteca Gold") and the Company's wholly owned subsidiary, Minera Canam, S.A. de C.V. ("Minera Canam") pursuant to which the Company agreed to acquire, through Minera Canam, all of Inca Azteca Gold's right, title and interest in and to the mineral concessions (the "Acquisition"). The Acquisition includes two large claims comprising 10,667 hectares (the "El Richard - San Enrique claims" or "San Enrique prospect") located south and partially adjacent to the Company's Panuco project (the "Panuco Project" or "Panuco"). The San Enrique prospect is situated along the highly prospective Panuco - San Dimas corridor. All acquisition cost related to the San Enrique prospect will be summarized in Note 7a as part of the Panuco-Copala Property since the "El Richard - San Enrique claims" is now considered part of the Panuco project.

Pursuant to the APA, the Company has agreed to issue an aggregate of US$650,000 in common shares of the Company at the exchange rate and market price applicable on the effective date (April 15, 2024) (collectively, the "Consideration Shares") plus any applicable value added tax to Inca Azteca Gold (paid subsequently to April 30, 2024). For accounting purposes, the acquisition will be recorded as an exploration and evaluation asset, as defined in IFRS 6 Exploration for and Evaluation of Mineral Resources. The Acquisition was settled with equity and its fair value can be reliably providing using share price on the closing date of April 15, 2024, per IFRS 2 Share-based payment.

On May 3, 2024, subsequently to April 30, 2024, the Company issued to the Inca Azteca Gold 448,137 common shares of Vizsla priced at $1.97 per share (for a total value of $882,830 (US$650,000)) upon the completion of the transfer of the El Richard - San Enrique claims (Note 9g). The Company also paid $1,103,387 (US$805,143) for surface duties owed by Inca Azteca Gold to Governmental Entities concerning the mineral concessions subsequently to April 30, 2024.

The Consideration Shares are subject to a four-month hold period pursuant to applicable Canadian securities laws and Inca Azteca Gold has agreed to voluntary resale restrictions, whereby 12.5% of the Consideration Shares will become free trading on the date that is four months and one day from the effective date and an additional 12.5% will become free trading every three months thereafter.

Page | 25

VIZSLA SILVER CORP.
Notes to Consolidated Financial Statements
For the years ended April 30, 2024, and 2023
Expressed in Canadian dollars
7. Exploration and Evaluation Assets (continued)

b) Acquisition of Goanna Resources, S.A.P.I. de C.V (La Garra claims)

The Company has entered into an agreement to acquire the past-producing La Garra-Metates district ("La Garra") situated in the heart of the silver-gold-rich Panuco - San Dimas corridor. As of April 30, 2024, and July 18, 2024, the transaction was not closed.

The Company entered into a share purchase agreement (the "SPA") dated March 27, 2024, with Exploradora Minera La Hacienda S.A. de C.V. and Manuel de Jesus Hernandez Tovar (collectively, the "Sellers") pursuant to which the agreed to acquire (the "Acquisition") all of the outstanding shares of Goanna Resources, S.A.P.I. de C.V. ("Goanna Resources"), a private Mexican corporation, from the Sellers. Goanna Resources is the owner of the La Garra-Metates District. Pursuant to the SPA, the Company has agreed to make cash payments in an aggregate of US$3,075,000 in cash (collectively, the "Cash Payments") and issue an aggregate of 5,555,555 common shares in the capital of the Company (collectively, the "La Garra Consideration Shares") to the Sellers. Also, the Company agreed to pay tenement taxes owed by Goanna Goanna Resources to Governmental Entities concerning the mineral concessions in the amount of US$1,606,500.

Cash Payments will be made, and the La Garra Consideration Shares will be issued over a period of 24 months from closing.

In US$	Cash	Shares (ii)
	$
Signing of nonbinding LOI (i)	100,000
Closing of the transaction	-	257,937
3 months from effective date	150,000	476,190
6 months from effective date	275,000	535,714
9 months from effective date	225,000	595,238
12 months from effective date	350,000	714,286
15 months from effective date	300,000	833,333
18 months from effective date	375,000	952,381
24 months from effective date	1,300,000	1,190,476
	3,075,000	5,555,555

(i) Paid on January 18, 2024.

(ii) Deemed share price is determined based on the greater of the volume weighted average price of Vizsla shares on the NYSE over the period of 45 consecutive trading days ending on the date prior to the execution date (March 27, 2024) and the market price.

For accounting purposes, the acquisition will be recorded as an asset acquisition as Goanna Resources did not meet the definition of a business, as defined in IFRS 3 Business Combinations.

The Company made two payments prior to April 30, 2024: $135,050 (US$100,000) on January 18, 2024, upon signing a non-binding letter of intent, and $1,095,768 (US$810,000) on March 6, 2024, as deferred payments to the Sellers to pay tenement taxes owed by Goanna Resources to Governmental Entities concerning the mineral concessions. Since the transaction had not closed as of April 30, 2024, these payments were classified as deferred payments on the Consolidated Statements of Financial Position. Deferred payments also include $24,697 of legal fees and other transaction costs incurred in relation to the acquisition.

The acquisition is subject to closing conditions, including the approval of the TSX Venture Exchange and the NYSE.

Page | 26

VIZSLA SILVER CORP.
Notes to Consolidated Financial Statements
For the years ended April 30, 2024, and 2023
Expressed in Canadian dollars

8. Related Party Transactions

During the years ended April 30, 2024, and 2023 ("2023"), the Company has the following related party transactions:

(a) The Company has incurred $2,698,461 (2023: $2,238,520) in salary and consulting fees to the Company's officers and companies owned by the Company's officers as compensation.

(b) The Company has incurred $338,047 (2023: $324,550) in director fees to the Company's directors.

(c) The Company has paid $675,000 (2023: $600,000) to a company with common directors and officers for rent expenses and administration expenses.

(d) For the year ended April 30, 2024, the Company has granted 3,165,000 (2023: 2,075,000) stock options to officers and directors of the Company (Note 9(e)).

(e) As of April 30, 2024, $673,600 (2023: $nil) was payable to officers of the Company, $475,000 was payable to the former COO of the Company (2023: $nil).

These transactions are in the normal course of operations and have been valued in these consolidated financial statements at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Page | 27

VIZSLA SILVER CORP.
Notes to Consolidated Financial Statements
For the years ended April 30, 2024, and 2023
Expressed in Canadian dollars

9. Share Capital

a) Authorized

Unlimited number of common shares with no par value.

b) Issued and outstanding

As at April 30, 2024, 232,642,035 (April 30, 2023: 207,938,329) common shares with no par value were issued and outstanding.

During the year ended April 30, 2024, the Company issued common shares of the Company as follow:

714,670 warrants were exercised at a weighted average exercises price of $1.46 for proceeds of $1,042,597, and 782,250 options were exercised at a weighted average exercise price of $1.38 for proceeds of $1,083,250. 206,786 restricted share units ("RSUs") were exercised and converted to common shares at the vested price of $1.60.

On February 21, 2024, the Company entered into an agreement with PI Financial Corp. as sole bookrunner and lead underwriter, on its own behalf and on behalf of a syndicate of underwriters (the "Underwriters"), pursuant to which the Underwriters have agreed to purchase, on a "bought deal" basis, 20,000,000 common shares (the "Shares") of the Company at a price of $1.50 per Share for aggregate gross proceeds of $30,000,000 (the "Offering"), excluding additional proceeds raised from the exercise of the Over-Allotment Option.

The Company agreed to grant the Underwriters an option to cover over-allotments (the "Over-Allotment Option"), which will allow the Underwriters to purchase up to an additional 15% of the Shares sold pursuant to the Offering, on the same terms as the Offering. The Over-Allotment Option may be exercised in whole or in part at any time, for 30 days after the closing date of February 29, 2024. The Over Allotment Options were exercised in full, and the Company completed the bought deal prospectus for gross proceeds of $34,500,000 on February 29, 2024.

The Company paid the Underwriter a cash commission equal to 6% of the gross proceeds raised under the Offering. As further consideration for the services provided by the Underwriters in connection with the Offering, the Company issued compensation warrants to the Underwriters, exercisable at any time on or before February 28, 2026, to acquire that number of common shares of the Company which is equal to 6% of the number of Offered Shares sold under the Offering at an exercise price of $1.50. The compensation warrants have a fair value of $742,418 using the Black-Scholes Options pricing model. The Company incurred a total of $2,228,139 in cash share issue costs.

During the year ended April 30, 2023, the Company issued common shares of the Company as follow:

On February 9, 2023, the Company completed a private placement during which it issued 27,286,050 common shares at a price of $1.65 for gross proceeds of $45,021,982. The Company paid a cash commission of $2,701,319 equal to 6% of the gross proceeds of the offering and issued 1,637,163 compensation options to the Agents. Each compensation option is exercisable to acquire one common share of the Company at the issue price of $1.65 until February 9, 2025. The compensation options have a fair value of $1,408,313 using the Black-Scholes Options pricing model. The Company incurred a total of $3,023,679 in cash share issue costs.

All securities issued under the private placement will be subject to a statutory hold period in Canada expiring four months and one day from the date of issuance.

Page | 28

VIZSLA SILVER CORP.
Notes to Consolidated Financial Statements
For the years ended April 30, 2024, and 2023
Expressed in Canadian dollars

9. Share Capital (continued)

b)    Issued and outstanding (continued)

During the year ended April 30, 2023, the Company issued common shares of the Company as follow (continued):

On November 15, 2022, the Company closed a bought deal financing of 23,805,000 units at a price of $1.45 per units for gross proceeds of $34,517,250. Each Unit consists of one common share of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, a "Warrant"). Each Warrant entitles the holder to acquire one common share of the Company until November 15, 2024, at a price of $2.00. The warrants were not assigned a value since the market price of the Company's share on November 15, 2022, was equivalent to the price of the unit at $1.45.

The financing was subject to 6% cash finders fees and 6% finders warrants exercisable at $1.45 on or before November 15, 2024. The finders' warrants have a fair value of $1,138,453 using the Black-Scholes Options pricing model. The Company incurred a total of $2,542,864 in cash share issue costs.

The net proceeds from both the private placement and the bought deal financing will be used to advance the exploration, drilling, and development of the Company's Panuco Project, as well as for working capital and general corporate purposes.

On January 6, 2023, the Company issued 1,000,000 shares in connection to the strategic investment in Prismo Metals Inc. The shares are subject to a statutory hold period of four months and one day, and a voluntary escrow period of 24 months with 25% of the securities released every nine months. The shares are fair valued at $1,357,155 (Note 6).

For the year ended April 30, 2023, 775,347 options were exercised for proceeds of $318,000. The weighted average share price on date of exercise is $1.76. 196,130 warrants were exercised for proceeds of $386,221. The weighted average share price of on date of exercise is $2.10.

c) Escrow shares

As of April 30, 2024, the Company has 500,000 shares in escrow (April 30, 2023: 1,000,000). The escrow shares relate to the Prismo transaction (Note 6) are subject to a voluntary escrow period of 24 months. During this period, 25% of the securities will be released every six months, starting from the closing date of January 6, 2023. During the year ended April 30, 2024, 500,000 have been released and 500,000 shares remain in escrow.

Page | 29

VIZSLA SILVER CORP.
Notes to Consolidated Financial Statements
For the years ended April 30, 2024, and 2023
Expressed in Canadian dollars

9. Share Capital (continued)

d) Warrants

As of April 30, 2024, the Company has 15,437,163 warrants outstanding and exercisable (April 30, 2023: 14,771,833).

During the year ended April 30, 2024, 714,670 warrants were exercised at a weighted average exercises price of $1.46 for proceeds of $1,042,597. The Company issued 1,380,000 broker warrants in relation to the bought deal financing which closed on February 29, 2024. Each warrant entitles the holder to acquire one common share of the Company until February 28, 2026, at a price of $1.50.

During the year ended April 30, 2023, the Company issued 11,902,500 warrants and 1,428,300 broker warrants, totaling 13,330,800 warrants in relation to the bought deal financing which closed on November 15, 2022. Each warrant entitles the holder to acquire one common share of the Company until November 15, 2024, at a price of $2.00. The Company issued 1,637,163 compensation warrants in relation to the private placement which closed on February 9, 2023. Each compensation warrant is exercisable to acquire one Common Share at $1.65 until February 9, 2025. 32,424,902 warrants expired.

The following is a summary of warrant transactions for the years ended April 30, 2024, and April 30, 2023:

	April 30, 2024		April 30, 2023
	Number of warrants	Weighted average exercise price	Number of warrants	Weighted average exercise price
		$		$
Warrants outstanding, beginning of the year	14,771,833	1.91	32,424,902	2.68
Issued	1,380,000	1.50	14,967,963	1.91
Exercised	(714,670)	(1.46)	(196,130)	(1.97)
Expired	-	-	(32,424,902)	(2.68)
Warrants outstanding, end of the year	15,437,163	1.89	14,771,833	1.91

The following warrants were outstanding and exercisable on April 30, 2024:

Expiry date	Exercise price $	Number of warrants outstanding and exercisable
15-Nov-24	2.00	11,705,850
15-Nov-24	1.45	714,150
09-Feb-25	1.65	1,637,163
28-Feb-26	1.50	1,380,000
		15,437,163

As at April 30, 2024, the weighted average remaining contractual life for outstanding warrants is 0.69 years (April 30, 2023: 1.57 years).

Page | 30

VIZSLA SILVER CORP.
Notes to Consolidated Financial Statements
For the years ended April 30, 2024, and 2023
Expressed in Canadian dollars

9. Share Capital (continued)

d) Warrants (continued)

The fair value of the broker warrants granted was calculated as of the grant date using the Black-Scholes pricing model with the following assumptions:

	For the year ended
	April 30, 2024	April 30, 2023
Risk Free Interest Rate	4.18%	3.86% - 3.98%
Expected Dividend Yield	-	-
Expected Volatility	61.35%	101.32%
Expected Term in Years	2 years	2 years

During the year ended April 30, 2024, the Company recorded fair value of $742,418 (year ended April 30, 2023 - $2,546,766) against reserves.

e) Options

The Company has adopted a Stock Option Plan (the "Plan") pursuant to which options may be granted to directors, officers, and consultants of the Company. Under the terms of the Plan, the Company can issue a maximum of 10% of the issued and outstanding common shares at the time of the grant, a maximum term of 10 years, and the exercise price of each option is determined by the directors but may not be less than the closing market price of the Common Shares on the day preceding the date of granting of the option less any available discount, in accordance with TSXV Policies. No option may be granted for a term longer than ten years. Options granted under the Plan including vesting and the term, are determined by, and at the discretion of, the Board of Directors.

On May 19, 2023, the Company granted 3,850,000 stock options at an exercise price of $1.60 to directors, officers, employees, and consultants of the Company. These options are exercisable for a period of five years and will vest over the next two years.

On November 15, 2023, the Company has granted 400,000 stock options at an exercise price of $1.36 to a director and a consultant of the Company. These options are exercisable for a period of five years and will vest over the next two years.

On December 18, 2023, the Company has granted 250,000 stock options at an exercise price of $1.53 to a consultant of the Company. These options are exercisable for a period of two years and will vest over the next one year.

During the year ended April 30, 2024, 782,250 were exercised with weighted average exercise price of $1.38 for proceeds of $1,083,250, and 841,000 options were canceled. No other options were issued, canceled, or expired during the year ended April 30, 2024.

The continuity of stock options for the years ended April 30, 2024, and April 30, 2023, is as follows:

	April 30, 2024		April 30, 2023
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		$		$
Options outstanding, beginning of the year	15,926,972	1.69	14,640,472	1.64
Issued	4,500,000	1.57	2,720,000	1.63
Cancelled	(841,000)	(1.85)	(658,153)	(2.06)
Exercised	(782,250)	(1.38)	(775,347)	(0.41)
Options outstanding, end of the year	18,803,722	1.66	15,926,972	1.69
Options exercisable, end of the year	15,469,222	1.68	13,692,722	1.69

Page | 31

VIZSLA SILVER CORP.
Notes to Consolidated Financial Statements
For the years ended April 30, 2024, and 2023
Expressed in Canadian dollars

9. Share Capital (continued)

e) Options (continued)

The following options were outstanding and exercisable as April 30, 2024:

Expiry date	Exercise price $	Adjusted exercise price $	Number of Options outstanding	Number of Options exercisable

27-Feb-29	0.15	0.14	605,000	605,000
13-Jun-24	0.17	0.16	350,000	350,000
30-Dec-24	0.69	0.66	875,000	875,000
07-Jan-25	0.72	0.69	60,000	60,000
29-Jun-25	0.79	0.76	920,000	920,000
06-Aug-25	2.15	2.07	1,490,000	1,490,000
01-Oct-25	1.46	1.40	115,000	115,000
01-Dec-25	1.46	1.40	100,000	100,000
12-Jan-26	1.71	1.64	60,000	60,000
17-Feb-26	1.50	1.44	1,867,722	1,867,722
22-Jun-26	2.31	2.22	3,581,000	3,581,000
12-Jul-26	2.44	2.34	220,000	220,000
27-Jul-26	2.44	2.34	139,000	139,000
24-Sep-26	2.25	2.25	1,825,000	1,825,000
01-Feb-27	2.45	2.45	300,000	300,000
02-Jun-27	1.74	1.74	509,000	412,000
10-Feb-28	1.60	1.60	1,797,000	1,083,000
19-May-28	1.60	1.60	3,340,000	1,324,000
15-Nov-28	1.36	1.36	400,000	80,000
18-Dec-25	1.53	1.53	250,000	62,500
			18,803,722	15,469,222

Page | 32

VIZSLA SILVER CORP.
Notes to Consolidated Financial Statements
For the years ended April 30, 2024, and 2023
Expressed in Canadian dollars

9. Share Capital (continued)

e)  Options (continued)

The fair value of the options granted was calculated using the Black-Scholes option pricing model with the following assumptions for options granted in the nine months ended April 30, 2024, and 2023:

For the year ended
	April 30, 2024	April 30, 2023
Risk Free Interest Rate	3.29%-3.99%	2.89% - 3.31%
Expected Dividend Yield	-	-
Expected Volatility	63.00%-96.24%	101.32%
Expected Term in Years	2-5 years	5 years

The Company recorded a fair value of $5,059,733 as share-based compensation related to options granted in prior years but not fully vested in prior years or for the year ended April 30, 2024 (April 30, 2023 - $3,846,411). For the year ended April 30, 2024, the Company used an estimated forfeiture rate of 4%, resulting in an impact of $210,822 (April 30,2023: $nil) which reduces the fair value of share-based compensation.

f) Restricted shares units ("RSU")

As of April 30, 2024, the Company has 1,044,073 RSUs outstanding (April 30, 2023: 1,133,572).

During the year ended April 30, 2024:

On April 1, 2024, the Company granted 318,000 RSUs to an officer of the Company. The RSUs will vest in three equal annual installments commencing on the first anniversary of the grant date. The Company can settle each vested RSUs with cash, shares, or a combination of cash and shares at the Company's discretion.

The fair value of each RSU is $1.89 which is the value of a Vizsla common share on grant day (April 1, 2024). The total share-based compensation of the RSUs is valued at $601,020, which will be realized as the RSUs vest.

206,786 RSUs were exercised and converted to common shares, and 200,713 RSUs were canceled. No other RSUs were issued, canceled, or expired during the year ended April 30, 2024.

For the year ended April 30, 2024, the Company has recognized a share-based compensation of $777,014 (April 30, 2023: $239,767) for the RSUs. For the year ended April 30, 2024, the Company used an estimated forfeiture rate of 4%, resulting in an impact of $32,376 (April 30,2023: $nil) which reduces the fair value of share-based compensation.

During the year ended April 30, 2023:

On February 10, 2023, pursuant to the Company's Equity Incentive Compensation Plan, the Company granted 1,133,572 RSUs to directors, officers, employees, and consultants of the Company. The RSUs will vest in three equal annual installments commencing on the first anniversary of the grant date. The Company can settle each vested RSUs with cash, shares, or a combination of cash and shares at the Company's discretion.

The fair value of each RSU is $1.60 which is the value of a Vizsla common share on issuance day. The total share-based compensation of the RSUs is valued at $1,813,715, which will be realized as the RSUs vest.

No other RSUs were issued, canceled, or expired during the year ended April 30, 2023.

Page | 33

VIZSLA SILVER CORP.
Notes to Consolidated Financial Statements
For the years ended April 30, 2024, and 2023
Expressed in Canadian dollars

9. Share Capital (continued)

f)  Restricted shares units ("RSU") (continued)

The continuity of RSUs for the years ended April 30, 2024, and April 30, 2023, is as follows:

	April 30, 2024		April 30, 2023

	Number of RSUs	Weighted average exercise price	Number of RSUs	Weighted average exercise price
		$		$
RSUs outstanding, beginning of the year	1,133,572	1.60	-	-
Issued	318,000	1.89	1,133,572	1.60
Exercised and converted to shares	(206,786)	(1.60)	-	-
Cancelled	(200,713)	(1.60)	-	-
RSUs outstanding, end of the year	1,044,073	1.69	1,133,572	1.60

The following RSUs were outstanding and exercisable on April 30, 2024:

Expiry date	Exercise price $	Number of RSUs outstanding	Number of RSUs exercisable
10-Feb-26	1.60	726,073	130,165
01-Apr-27	1.89	318,000	-
		1,044,073	130,165

g) Shares to be issued

In relation to the acquisition of El Richard - San Enrique claims, the Company agreed to issue an aggregate of US$650,000 in common shares of the Company at the exchange rate and market price applicable on the effective date (April 15, 2024).

On May 3, 2024, the Company issued to the Inca Azteca Gold 448,137 common shares of Vizsla priced at $1.97 per share (for a total value of $882,830 (US$650,000)). Transfer of the El Richard - San Enrique claims was completed on May 8, 2024. As of April 30, 2024, these shares are classified as shares to be issued (Note 7a).

Page | 34

VIZSLA SILVER CORP.
Notes to Consolidated Financial Statements
For the years ended April 30, 2024, and 2023
Expressed in Canadian dollars

10. Financial Instruments

Fair value of financial instruments

The Company applied the following fair value hierarchy which prioritizes the inputs used in the valuation methodologies in measuring fair value into three levels:

The three levels are defined as follows:

  Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
  Level 2 - inputs to valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
  Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company's financial instruments are cash and cash equivalent, short-term investments, investment, taxes receivable, other receivables, due to related party, and accounts payable and accrued liabilities. All these financial instruments are carried on the consolidated statements of financial position at amortized cost except investments, which are carried at fair value through profit or loss using a level 2 fair value measurement (Note 6). The fair values of these financial instruments approximate their carrying value due to their short-term nature.

The Company's financial instruments are exposed to certain financial risks, including liquidity risk, credit risk and interest rate risk.

Liquidity risk

Liquidity risk is the risk that the Company will not meet its financial obligations as they become due. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at April 30, 2024, the Company had a cash and cash equivalent balance of $37,548,304 to settle accounts payable and accrued liabilities of $2,527,373. All of the Company’s financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms. Historically, the Company’s sole source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company’s access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

 Market risk

 Market risk is the risk that changes in market prices will affect the Company's earnings or the value of its financial instruments. Market risk is comprised of commodity price risk and interest rate risk. The objective of market risk management is to manage and control exposures within acceptable limits, while maximizing returns. The Company is not exposed to significant market risk.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of financial instruments will fluctuate because of changes in market interest rates. An immaterial amount of interest rate exposure exists in respect of cash balances on the statement of financial position. As a result, the Company is not exposed to material cash flow interest rate risk on its cash balances.

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VIZSLA SILVER CORP.
Notes to Consolidated Financial Statements
For the years ended April 30, 2024, and 2023
Expressed in Canadian dollars

10. Financial Instruments (continued)

Foreign currency risk

Foreign currency risk is the risk that a variation in exchange rates between the Canadian dollar, United States dollar, and Mexican Peso will affect the Company's operations and financial results. The Company and its subsidiaries are exposed to foreign currency risk to the extent that it has monetary assets and liabilities denominated in foreign currencies.

 The Company measures the effect on total assets or total receipts of reasonably foreseen changes in interest rates and foreign exchange rates. The analysis is used to determine if these risks are material to the financial position of the Company. A 1% change in foreign exchange rate of CAD to MXN would increase/decrease the net and comprehensive loss for the year ended April 30, 2024, by approximately $212,000 (April 30, 2023: $139,000). Actual financial results for the coming year will vary since the balances of financial assets are expected to decline as funds are used for Company expenses.

 Price risk

 This risk relates to fluctuations in commodity and equity prices. The Company closely monitors commodity prices of precious and base metals, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company. Fluctuations in pricing may be significant.

Credit risk

Credit risk is the risk that a counterparty to a financial instrument will fail to discharge an obligation or commitment that it has entered into with the Company. The Company is exposed to credit-related losses in the event of non-performance by the counterparties. The carrying amounts of financial assets best represent the maximum credit risk exposure at the reporting date. Cash and cash equivalent are held with reputable banks in Canada. The long-term credit rating of these banks, as determined by Standard and Poor's, was A+. As at April 30, 2024, the cash on deposit at these institutions was in excess of federally insured limits. However, management believes credit risk is low given the good credit ratings of the banks.

11.  Capital Management

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

The Panuco-Copala property in which the Company currently has an interest are in the exploration stage, as such the Company has historically relied on the equity markets to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

The capital structure of the Company consists of shareholders' equity, comprising issued capital and deficit. The Company is not exposed to any externally imposed requirements. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

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VIZSLA SILVER CORP.
Notes to Consolidated Financial Statements
For the years ended April 30, 2024, and 2023
Expressed in Canadian dollars

12. Segment Information

The Company has one operating segment, principally mineral exploration.

Geographic Information

The Company's non-current assets, excluding non-current deposits, by location of assets are as follows:

	April 30, 2024	April 30, 2023
	$	$
Canada	628,123	1,465,890
Mexico	215,141,354	163,116,453
	215,769,477	164,582,343

13. Income Tax

The following table reconciles the expected income taxes expense (recovery) at the Canadian statutory income tax rates to the amounts recognized in the consolidated statements of loss and comprehensive loss for the years ended April 30, 2024, and 2023:

	2024	2023
	$	$
Net loss before tax	(15,948,389)	(13,591,728)
Statutory tax rate	27.00%	27.00%
Expected income recovery	(4,306,065)	(3,669,767)
Change in deferred tax assets not recognized	(3,686,725)	10,505,857
Share issuance costs	(782,849)	(2,190,593)
Foreign exchange	(96,891)	(28,790)
Change in estimate	7,497,449	(5,911,480)
Tax effect of spinout	-	-
Non-deductible items and other	1,375,081	1,294,773
Total income tax expense (recovery)	-	-

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VIZSLA SILVER CORP.
Notes to Consolidated Financial Statements
For the years ended April 30, 2024, and 2023
Expressed in Canadian dollars

13. Income Tax (Continued)

The deferred taxes assets and liabilities reflect the tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax values.  The recognized deferred tax liability and assets as at April 30, 2024 and 2023 are comprised of the following:

	2024	2023
	$	$
Non-capital loss carryforwards	15,439,182	1,351,294
Property and equipment	474,564
Exploration and evaluation assets	(15,913,746)	(1,351,294)
Net deferred tax asset (liability)	-	-

The unrecognized deductible temporary differences as at April 30, 2024, and 2023 are comprised of the following:

	2024	2023
	$	$
Non-capital loss carryforwards	44,301,215	57,492,282
Property, plant, and equipment	126,110	234,193
Equity investments	1,251,761	560,057
Intangible assets	89,875
Financing costs	8,796,460	11,740,967
Total unrecognized deductible temporary differences	54,565,421	70,027,499
The Company has non-capital loss carry forwards of approximately $44,301,215 (2023: $57,492,282) that have not recognized in these financial statements, which may be carried forward to apply against future income for Canadian and Mexican income tax purposes, subject to the final determination by taxation authorities, expiring in the following years:

Expiry
$
2044	10,676,181
2043	10,239,059
2042	6,534,759
2041	6,645,093
2040	2,618,143
2039	278,071
2038	65,933
2037	-
2036	-
2035	-
2034	7,226,469
2033	14,376
2032	3,133
Total	44,301,215

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VIZSLA SILVER CORP.
Notes to Consolidated Financial Statements
For the years ended April 30, 2024, and 2023
Expressed in Canadian dollars

14. Subsequent Events

Spin out of Vizsla Royalties Corp.

On January 17, 2024, the Company announced its intention to enter into an arrangement agreement (the "Arrangement") with its wholly-owned subsidiary Vizsla Royalties Corp. ("Spinco"). Spinco currently holds, indirectly, a net smelter royalty (the "Royalty") on any potential future mineral production at the Company's flagship, 100% owned Panuco silver-gold project located in Sinaloa, Mexico. Under the Arrangement, the owners of common shares of Vizsla Silver (the "VZLA Shares") are entitled to receive one new VZLA Share, one-third of a common share of Spinco and one-third of a common share purchase warrant of Spinco for each VZLA Share held immediately prior to the closing of the Arrangement. Following the Arrangement, Spinco will no longer be a wholly owned subsidiary of Vizsla Silver.

On June 17, 2024, the Company received approval for the transaction at its special meeting of shareholders. On June 19, 2024, the Supreme Court of British Columbia issued its final order approving the Arrangement under the Business Corporations Act (British Columbia). On June 20, 2024, the Company received final TSX-V's approval for the Arrangement. The Arrangement was completed on June 24, 2024.

Following closing of the Arrangement, Vizsla Silver and Spinco intend to complete a number of steps, including the following (collectively, the "Post-Closing Steps"): (a) the parties will settle an outstanding loan from Vizsla Silver into Spinco Shares, (b) Vizsla Silver will make an additional $3,500,000 loan to Spinco if required, (c) Spinco may exercise its buyback right on an underlying royalty on the Panuco Project, after which point the royalty held by Spinco will consist of a 2% NSR on the entire Panuco Project, (d) Spinco will complete a private placement for gross proceeds of at least $3,000,000, and (e) Spinco will complete a consolidation of the Spinco Shares on the basis of one new Spinco Share for every ten old Spinco Shares.

Vizsla Silver and Spinco have entered into a royalty right agreement which provides that, if Vizsla Silver or any of its affiliates acquires mineral properties within a two-kilometer boundary around the Panuco Project, it must offer Spinco an NSR on such mineral property to Spinco on terms proposed by Vizsla Silver.

Exercise and grant of warrants, options, and RSUs subsequently

Subsequent to April 30, 2024, 6,016,614 warrants were exercised at a weighted average exercises price of $1.81 for proceeds of $10,877,977, and 2,676,508 options were exercised at a weighted average exercise price of $1.05 for proceeds of $2,805,493. 113,311 RSUs were exercised and converted to common shares at the vested price of $1.60.

On June 12, 2024, the Company granted 6,050,000 stock options at an exercise price of $2.26 and 775,000 RSUs to directors, officers, employees and consultants of the Company. These options are exercisable for a period of five years and will vest over the next two years and the RSUs will vest in three equal annual instalments commencing on the first anniversary of the grant date. The fair value of each RSU is $2.34 which is the value of a Vizsla common share on grant day.

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